Exhibit 77C

AllianceBernstein Premier Growth Institutional Fund, Inc.
811-08403

77C  Matters submitted to a vote of security holders


The Annual Meeting of Stockholders of AllianceBernstein Premier Growth Institutional Fund (the Fund) was held on December 6, 2005. The Meeting was originally scheduled to be held on November 15, 2005, however an insufficient number of votes had been received as of November 15, 2005 to constitute a quorum and the Meeting was therefore adjourned until December 6, 2005 in order to permit for additional time for the solicitation of proxies. At the December 6, 2005 Meeting, with respect to the first item of business, the election of Directors, and the second item of business, the amendment and restatement of the Funds charter, the required number of outstanding shares were voted in favor of each proposal, and each proposal was approved. A description of the proposal and number of shares voted at the Meeting are as follows:

			Voted For	Withheld Authority
1. The election of the
   Directors, each such
   Director to serve a
   term of an indefinite
   duration and until
   his or her successor
   is duly elected and
   qualifies.


Ruth Block		34,905,237	135,061
David H. Dievler	34,890,756	149,542
John H. Dobkin		34,817,069	223,229
Michael J. Downey	34,899,711	140,587
William H. Foulk, Jr.	34,897,169	143,129
D. James Guzy		34,407,723	632,575
Marc O. Mayer		34,900,497	139,801
Marshall C. Turner, Jr.	34,883,980	156,318




				     Voted		   Broker
 		 	Voted For   Against   Abstained  Non-Votes
2. The amendment and
   restatement of the
   Charter.		34,086,331  263,277    305,724	     0